Direct dial: (213) 576-2467
E-mail: krustand@rsac.com
January 31, 2008
VIA ELECTRONIC FILING
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Patrick Kuhn, Staff Accountant
Mail Stop 3561

Re:	Reliance Steel & Aluminum Co.
Item 4.01 Form 8-K
Filed January 23, 2008
File No. 001-13122
Dear Mr. Kuhn:
     We have reviewed your letter dated January 28, 2008 to Mr. David H. Hannah, Chairman and Chief Executive Officer of Reliance Steel & Aluminum Co. (the “Company”), with respect to the above matter. Upon completion of the audit of the financial statements for the year ended December 31, 2007 by Ernst & Young LLP and the filing of our Form 10-K, we will, as you have requested, amend Reliance’s Form 8-K within five days and indicate whether there are any disagreements between Reliance and Ernst & Young LLP through that date. We will also request that Ernst & Young LLP provide us an updated letter addressing our amended disclosure.
     As you have requested, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Page 2 U.S. Securities and Exchange Commission Attn: Patrick Kuhn, Staff Accountant	January 31, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal Securities Laws of the United States.
     Should you require any additional information, please feel free to contact the undersigned.

Sincerely yours,

Kay Rustand
Vice President and General Counsel

KR/dr

cc:	Mr. David H. Hannah
Mrs. Karla Lewis